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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           NATIONAL ENERGY GROUP, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    635812100
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

            ALVIN J. PORTNOY, KAYNE, ANDERSON INVESTMENT MANAGEMENT,
   1800 AVENUE OF THE STARS, 2ND FLOOR, LOS ANGELES, CA 90067, (310) 556-2721
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 29, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  635812100                                             13D        Page  2  of  7  Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     KAIM NON-TRADITIONAL, L.P., 95-4486379

- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a) [  ]         (b ) [  ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                    00
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [  ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                CALIFORNIA LIMITED PARTNERSHIP
- ----------- ------------------------------------------------------------------------------------------------------------------
                                           7      SOLE VOTING POWER
                                                       N/A
              NUMBER OF                 --------- ----------------------------------------------------------------------------
               SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY                             6,825,104
            OWNED BY EACH               --------- ----------------------------------------------------------------------------
              REPORTING                    9      SOLE DISPOSITIVE POWER
               PERSON                                  N/A
                WITH                    --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                       6,825,104
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 6,825,104
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                          [  ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                 16.94%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 IA
- ----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  635812100                                             13D        Page  3  of  7  Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     RICHARD A. KAYNE, ###-##-####

- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a) [  ]         (b ) [  ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                    00
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [  ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S. CITIZEN
- ----------- ------------------------------------------------------------------------------------------------------------------
                                           7      SOLE VOTING POWER
                                                       N/A
              NUMBER OF                 --------- ----------------------------------------------------------------------------
               SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY                             6,825,104
            OWNED BY EACH               --------- ----------------------------------------------------------------------------
              REPORTING                    9      SOLE DISPOSITIVE POWER
               PERSON                                  N/A
                WITH                    --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                       6,825,104
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 6,825,104
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                          [  ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                 16.94%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 IN
- ----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  635812100                                             13D        Page  4  of  7  Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     ARBCO ASSOCIATES, L.P., 95-3214739

- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a) [  ]         (b ) [  ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                    00
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [  ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

- ----------- ------------------------------------------------------------------------------------------------------------------
                                           7      SOLE VOTING POWER
                                                       N/A
              NUMBER OF                 --------- ----------------------------------------------------------------------------
               SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY                             2,590,278
            OWNED BY EACH               --------- ----------------------------------------------------------------------------
              REPORTING                    9      SOLE DISPOSITIVE POWER
               PERSON                                  N/A
                WITH                    --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                       2,590,278
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,590,278
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                          [  ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                 6.43%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
- ----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  635812100                                             13D        Page  5  of  7  Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     KAYNE, ANDERSON NON-TRADITIONAL INVESTMENTS, L.P., 95-4198602

- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a) [  ]         (b ) [  ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                    00
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [  ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

- ----------- ------------------------------------------------------------------------------------------------------------------
                                           7      SOLE VOTING POWER
                                                       N/A
              NUMBER OF                 --------- ----------------------------------------------------------------------------
               SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY                             1,876,047
            OWNED BY EACH               --------- ----------------------------------------------------------------------------
              REPORTING                    9      SOLE DISPOSITIVE POWER
               PERSON                                  N/A
                WITH                    --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                       1,876,047
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,876,047
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                          [  ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                 4.66%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
- ----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



- -----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  635812100                                             13D        Page  6  of  7  Pages
- -----------------------------------------------------------                 --------------------------------------------------

- ----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     OFFENSE GROUP ASSOCIATES, L.P., 95-4111006

- ----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a) [  ]         (b ) [  ]
- ----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

- ----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                    00
- ----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [  ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

- ----------- ------------------------------------------------------------------------------------------------------------------
                                           7      SOLE VOTING POWER
                                                       00
              NUMBER OF                 --------- ----------------------------------------------------------------------------
               SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY                             1,916,348
            OWNED BY EACH               --------- ----------------------------------------------------------------------------
              REPORTING                    9      SOLE DISPOSITIVE POWER
               PERSON                                  N/A
                WITH                    --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                       1,916,348
- ----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,916,348
- ----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                          [  ]

- ----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                 4.76%
- ----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                 PN
- ----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 5.  Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in
     Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the dispostion is shared;

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on
     Schedule 13D (Sec. 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

     Instruction. The discription of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

     Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7. Material to Be Filed as Exhibits

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Sec. 240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

- -----------------------------------      ---------------------------------------
               Date                                   Signature

                                         ALVIN J. PORTNOY, ON BEHALF OF THE
                                         REPORTING PERSONS
                                         ---------------------------------------
                                                       Name/Title
                                       7

                                  United States
                       Securities and Exchange Commission

                                  Schedule 13D
                              *********************

Item 1.  Security and Issuer

Common Stock, with $0.01 Par Value.

         National Energy Group, Inc.
         1400 One Energy Square
         4925 Greenville Ave.
         Dallas, TX  75206

Item 2.  Identity and Background

a.       Richard A. Kayne
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Mr. Kayne is a U.S. Citizen

         Principal occupation:

         President, Chief Executive Officer and Director of KA Associates, Inc.(KA), a registered broker/dealer, and Kayne, Anderson Investment Management, Inc., the General Partner of KAIM Non-Traditional, L.P.(KAIM) a registered investment adviser under the Investment Advisers Act of 1940. KA and KAIM's principal business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

         During the past five years, Mr. Kayne and KA Associates, Inc. have not been convicted in a criminal proceeding
         (excluding traffic violations or similar misdemeanors).

b.  Kayne, Anderson Investment Management, Inc.
    1800 Avenue of the Stars, 2nd Floor
    Los Angeles, CA  90067

         Principal Occupation:                 General Partner of two investment
                                               advisors registered under the
                                               Investment Advisors Act

         During the past five years, Kayne, Anderson Investment Management, Inc. has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body or the subject of any judgements, decrees or final orders from the regulatory bodies.

         The officers are as follows:

                  John E. Anderson - Director
                  Richard A. Kayne - Director, C.E.O. and President


0, Los Angeles, CA 90067.  Mr.
Anderson is also Director of KA Associates, Inc. (KA), a registered broker/dealer, and Kayne, Anderson Investment Management, Inc., the General Partner of KAIM NonTraditional, L.P. (KAIM), a registered investment adviser under the Investment Advisers Act of 1940. KA and KAIM's principal business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

         During the past five years,  Mr.  Anderson has not been  convicted in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

         Richard A. Kayne (see Item 2(a) above.)

         Alvin J. Portnoy
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Mr. Portnoy is a U.S. Citizen

         Corporate Secretary of KA Associates, Inc.(KA), a registered broker/dealer, and Executive Vice President of Kayne, Anderson Investment Management, Inc., the General Partner of KAIM Non-Traditional, L.P. (KAIM), a registered investment adviser under the Investment Advisers Act of 1940. KA and KAIM's principal business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

         During the past five years,  Mr.  Portnoy has not been  convicted  in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

         William T. Miller
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Mr. Miller is a U.S. Citizen

         Chief Financial Officer of KA Associates, Inc.(KA), a registered broker/dealer, and Kayne, Anderson Investment Management, Inc., the General Partner of KAIM NonTraditional, L.P. (KAIM), a registered investment adviser under the Investment Advisers Act of 1940. KA and KAIM's principal business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

         During the past five  years,  Mr.  Miller has not been  convicted  in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

c.       KAIM Non-Traditional, L.P.
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Principal Occupation:                 A Registered Investment Advisor
                                               under the Investment Advisors Act

         During the past five years, KAIM Non-Traditional, L.P. has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body or the subject of any judgements, decrees or final orders from the regulatory bodies.

d.       Arbco Associates, L.P.
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Organized as a California Limited Partnership.

e.       Offense Group Associates, L.P.
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Organized as a California Limited Partnership.

f.       Kayne, Anderson Non-Traditional Investments, L.P.
         1800 Avenue of the Stars, 2nd Floor
         Los Angeles, CA  90067

         Organized as a California Limited Partnership.

Item 3.  Source and Amount of Funds or Other Consideration

Investment partnership funds were derived by a combination of cash contributions to the partnerships by the limited partners and, additionally, from the use of margin by certain of the partnerships.

Item 4.  Purpose of Transaction

The preferred shares of the issuer were purchased for investment purposes. Richard A. Kayne and KAIM Non-Traditional, L.P., on behalf of its managed accounts, will consider making further sales or purchases of shares of the issuer.


Item 5.  Interest in Securities of the Issuer

a. - b. Richard A. Kayne has shared dispositive power and shared voting power with KAIM Non-Traditional, L.P. of 6,825,104 shares representing 16.94% of the issuer (created from the potential conversion of the Series B, C and E Convertible Preferred Stock and the exercise of Warrants). Arbco Associates has shared dispositive power and shared voting power with Richard A. Kayne and KAIM Non-Traditional, L.P. of 2,590,278 shares representing 6.43% of the issuer. Offense Group Associates has shared dispositive power and shared voting power with Richard A. Kayne and KAIM Non-Traditional, L.P. of 1,916,348 shares representing 4.76% of the issuer. Kayne, Anderson Non-Traditional Investments has shared dispositive power and shared voting power with Richard A. Kayne and KAIM Non-Traditional, L.P. of 1,876,047 shares representing 4.66% of the issuer.


c. The Series E Convertible Preferred Stock and Warrants were acquired through a private placement in a transaction between the issuer and four investment partnerships managed by KAIM NonTraditional, L.P. Purchases of the shares were made as follows:

                                                                   Where/how
Date      Type   # of shares   # of warrants   Price        transaction effected
- ----      ----   -----------   -------------   -----        --------------------
08/29/96   Buy    31,000(1)    217,000(2)      $3,100,000      Private Placement


         (1) Convertible into 44.44 shares of Common Stock for each share of Convertible Preferred Series "E."

         (2) Exercisable into 1 share of Common stock for each warrant.

d.  Not applicable

e.  Not applicable


Item 6.    Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Not applicable


Item 7.   Materials to be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement
Exhibit 2 - Power of Attorney
Exhibit 3 - Schedule of Shares Owned